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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

Consolidated Financial Statements

For the three-month periods ended

March 31, 2012 and 2011

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

General Information

Directors

Geoffrey Chater

Bipin A. Ghelani

George R. Ireland

John A. Kanellitsas

Jack Miller

Mark T.H. Selby

Jason S. Weber

Company Secretary

Alan Hutchison

Registered Office

Suite 575

510 Burrard Street

Vancouver, British Columbia

V6C 3A8

Solicitor

Fraser Milner Casgrain LLP

20th Floor

250 Howe Street

Vancouver, British Columbia

V6C 3R8

Auditor

Hay & Watson

1822 West 2nd Avenue

Vancouver, British Columbia

V6J 1H9

	Note	2012	2011

Mineral Property Operations
Revenue
Option fees & project management from mineral property interests	9	$6,571	$99,110
Other revenue		10,012	-
		16,583	99,110
Expenses
Acquisition expenditures		57,798	69,293
Exploration expenditures		870,898	2,415,756
		928,696	2,485,049
Loss from mineral property operations		(912,113)	(2,385,939)
Other Operations
Salaries and employee benefits		408,682	247,750
Consulting and outsourced services		16,859	166,310
Marketing services		61,152	140,186
General and administrative expenses		119,055	142,841
Depreciation and amortization		72,926	69,118
Share-based compensation	15	140,090	817,501
		818,764	1,583,706
Operating loss		(1,730,877)	(3,969,645)
Gain (loss) on sale of available-for-sale financial assets	23	-	126,767
Gain (loss) on sale (write down) of assets		-	(349)
Foreign exchange gain (loss)		3,486	70,813
Finance revenue		11,420	4,192
Finance costs		(407)	(86)
Loss before income tax		(1,716,378)	(3,768,308)
Income tax recovery (loss)		2,558	-
Loss for the year		(1,713,820)	(3,768,308)
Available-for-sale financial assets
- Current year unrealized gain (loss)	23	(2,674)	367,524
- Tax effect of changes in other comprehensive income		(444)	61,076
Comprehensive loss for the year		$(1,716,938)	$(3,339,708)

Basic and diluted earnings per ordinary share from continuing operations	10	$(0.02)	$(0.03)
Basic & diluted weighted average number of shares outstanding	10	99,253,559	97,909,151

	Note	March 31, 2012	December 31, 2011
Current assets
Cash and cash equivalents	13	$5,754,077	$6,800,283
Restricted cash	13	70,876	70,876
Trade and other receivables	12	184,788	782,533
Prepaid expenses and deposits		133,661	235,886
Other financial assets	23	769,256	766,375
		6,912,658	8,655,953
Non-current assets
Property and equipment	11	895,332	939,744
Restricted cash	13	97,494	102,982
		992,826	1,042,726
Total assets		$7,905,484	$9,698,679

Current liabilities
Accounts payable and accrued liabilities	17	$175,724	$450,343
Due to related parties	20	-	48,457
Provisions	16	8,014	8,014
		183,738	506,814
Non-current liabilities
Provisions	16	167,870	173,142
		167,870	173,142
Total liabilities		351,608	679,956
Shareholders’ equity
Share capital	14	96,124,498	96,124,498
Share option reserve		8,848,776	8,596,685
Share warrant reserve		8,368,728	8,368,728
Other comprehensive income		(378,888)	(375,770)
Deficit		(105,409,238)	(103,695,418)
		7,553,876	9,018,723
Total liabilities and shareholder’s equity		$7,905,484	$9,698,679

Approved by the Board:
"Jason Weber"		"Bipin Ghelani"
Director		Director

Operations (Note 1)

Basis of preparation (Note 2)

Going concern (Note 2)

Capital commitments and other contingencies (Note 19)

	Note	Share Capital	Share option reserve	Share warrant reserve	Investment revaluation reserve	Deficit	Total Equity
Balance at January 1, 2011		$ 78,904,726	$ 5,465,215	$ 5,528,778	$ 209,329	$ (82,036,870)	$ 8,071,178
Loss and Comprehensive loss		-	-	-	428,600	(3,768,308)	(3,339,708)
Share-based compensation		-	1,442,133	-	-	-	1,442,133
Issue of shares for cash on short-form prospectus		17,324,750	-	-	-	-	17,324,750
Value attributable to warrants issued in short-form prospectus		(4,593,089)	-	4,593,089	-	-	-
Issued for cash on exercise of options/warrants		4,032,611	-	-	-	-	4,032,611
Fair value of options/warrants exercised		1,757,007	(21,714)	(1,735,293)	-	-	-
Share issue costs		(1,191,668)	-	-	-	-	(1,191,668)

Balance at March 31, 2011		$ 96,234,337	$ 6,885,634	$ 8,386,574	$ 637,929	$ (85,805,178)	$ 26,339,296

Balance at January 1, 2012		$ 96,124,498	$ 8,596,685	$ 8,368,728	$ (375,770)	$ (103,695,418)	$ 9,018,723
Loss and Comprehensive loss		-	-	-	(3,118)	(1,713,820)	(1,716,938)
Share-based compensation		-	252,091	-	-	-	252,091

Balance at March 31, 2012		$ 96,124,498	$ 8,848,776	$ 8,368,728	$ (378,888)	$ (105,409,238)	$ 7,553,876

	Note	2012	2011

Cash flows from operating activities
Net loss		$(1,713,820)	$(3,768,308)
Adjustments to add (deduct) non-cash items
Depreciation and amortization		72,926	69,118
Foreign exchange loss (gain)		(5,272)	(24,073)
Loss (gain) on sale of investments and assets		-	(126,955)
Share-based compensation		252,091	1,442,133
Interest income relating to investing activities		(586)	(4,192)
Option proceeds related to investing activities		(6,000)	-
Changes in non-cash working capital
(Increase) decrease in trade and other receivables		597,745	226,359
(Increase) decrease in prepaid expenses & deposits		102,225	(131,454)
Increase (decrease) in trade and other payables		(323,076)	174,825
Net cash flows from operating activities		(1,023,767)	(2,142,547)

Cash flows from investing activities
Restricted cash		5,489	715
Proceeds from sale of marketable securities		-	350,715
Payment of reclamation expenses		-	(19,800)
Purchase of property and equipment		(28,514)	(495,602)
Interest income		586	4,182
Net cash flows from investing activities		(22,439)	(159,790)

Cash flows from financing activities
Proceeds from issuance of shares and warrants		-	21,356,140
Payments of share issue costs		-	(1,191,668)
Net cash from (used in) financing activities		-	20,164,472

Increase in cash and cash equivalents		(1,046,206)	17,862,135
Cash and cash equivalents, beginning of year		6,800,283	6,297,716
Exchange differences on cash and cash equivalents		-	24,072
Cash and cash equivalents, end of year		$5,754,077	$24,183,923

Cash and cash equivalents are comprised of:
Cash		$2,786,574	$23,183,923
Term Deposits		2,967,503	1,000,000
		$5,754,077	$24,183,923

Supplemental Information:
Income taxes paid		$-	$-
Interest paid		$407	$86
Non-cash transactions from investing and financing activities:
Marketable securities received for mineral property interest option proceeds	9, 19	$6,000	$-

1. Operations

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. or "Geoinformatics”) and its wholly-owned subsidiaries (collectively the “Group” or “Kiska”) is a global resources company in the business of mineral exploration.  Geoinformatics was incorporated on March 21, 1980 under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued in the Yukon Territory from the Province of British Columbia. On August 5, 2009, the Group completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”) and changed its name to Kiska Metals Corporation. On July 30, 2010, Kiska continued in the Province of British Columbia and discontinued in the Yukon Territory.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Group’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Group has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Group’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Kiska is a limited company incorporated and domiciled in Vancouver, British Columbia. Kiska’s shares are traded on the TSX Venture exchange under the symbol “KSK”.

2. Basis of preparation

Statement of compliance

These consolidated condensed interim financial statements of Kiska and all its subsidiaries are unaudited and have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS 34”), using accounting policies which are consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are in effect at March 31, 2012.

The consolidated interim financial statements have been prepared on a historical cost basis, except for cash and cash equivalents and other financial instruments classified as fair value through profit or loss or available-for-sale that have been measured at fair value. The consolidated interim financial statements are presented in Canadian dollars and all values are rounded to the nearest dollar except where otherwise indicated.

These consolidated interim financial statements for the three-month period ended March 31, 2012, including the comparative amounts, were approved and authorized for issue by the board of directors on May 30, 2012.

2. Basis of preparation (continued)

Going concern

These consolidated financial statements have been prepared on the basis that the Group is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. However, the Group currently has no significant sources of revenue and has experienced recurring losses. The Group’s ability to continue as a going concern is dependent on the Group’s ability to obtain additional debt or equity financing to successfully advance the exploration and development of mineral property interests in its exploration portfolio and/or to be able to derive material proceeds from the sale or divesture of those properties and/or other assets such as royalty rights and equity interests. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Group.  These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments and classifications could be material.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group as at March 31, 2012.  Subsidiaries are fully consolidated from the date of acquisition, the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are fully eliminated.

3. Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts and other disclosures in these financial statements.  Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual outcomes can differ from these estimates.

Critical accounting estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year.  Critical estimates used in the preparation of these financial statements include, amount others, the recoverability of accounts and trade and other receivables and deferred tax assets, impairment of assets, measurement of share-based payments, valuation of reclamation provisions, and evaluation of contingencies.

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments.  Critical accounting judgments include the expected useful lives of and the estimated future operating results and net cash flows from property and equipment, recognition of deferred tax assets and liabilities, accounting for long term investments, and the determination of the economic viability of a project.

4. Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents includes cash and highly-liquid term deposits that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.

4. Summary of significant accounting policies (continued)

Restricted cash

Restricted cash consists of term deposits in favor of regulatory authorities held as site restoration deposits or performance bonds for mineral properties.

Interests in joint ventures (Note 6)

Reimbursement of the joint venture operator’s costs

When Kiska, acting as an operator, receives reimbursement of direct costs recharged to the joint venture, such recharges represent reimbursements of costs that the operator incurred as an agent for the joint venture and therefore have no effect on profit or loss.

In some cases, Kiska also incurs certain general overhead expenses in carrying out activities on behalf of the joint venture. As these costs can often not be specifically identified, joint venture agreements allow the operator to recover the general overhead expenses incurred by charging a project management fee that is based on a fixed percentage of the total costs incurred for the year. Although the purpose of this recharge is very similar to the reimbursement of direct costs, Kiska is not acting as an agent in this case. Therefore, the general overhead expenses and the project management fee are recognized in profit or loss as an expense and income respectively.

Jointly controlled assets

A jointly controlled asset involves joint control and offers joint ownership by the Group and other venturers of assets contributed to or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity.

Where the Group’s activities are conducted through jointly controlled assets, the Group recognizes its share of the jointly controlled assets, and liabilities it has incurred, its share of liabilities incurred jointly with other venturers, related revenue and operating costs in the financial statements and a share of their production.

Investments in associates

Associates are those entities over which the Group is able to exert significant influence but which are neither subsidiaries nor joint ventures.  Investments in associates are initially recognized at cost and subsequently accounted for using the equity method.  Any goodwill or fair value adjustment attributable to the Group's share in the associate is included in the amount recognized as investment in associates.

The carrying amount of the investments in associates is increased or decreased to recognize the Group’s share of the profit or loss and other comprehensive income of the associate.  These changes include subsequent depreciation, amortization or impairment of the fair value adjustments of assets and liabilities.

Unrealized gains and losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in those entities. Where unrealized losses are eliminated, the underlying asset is also tested for impairment.

Amounts reported in the financial statements of associates have been adjusted where necessary to ensure consistency with the accounting policies of the Group.

4. Summary of significant accounting policies, (continued)

Determination of functional currency

In determining the functional currency of the Group the following was considered:

•

the currency that primarily influences the selling prices of minerals and services,

•

the currency that mainly influences on the cost of labour, materials and other costs of exploration and evaluation activities,

•

the currency in which the funds are generated from financing activities,

•

the currency used to maintain the amounts charged by operating activities, and

•

the currency in which receipts from operating activities are usually retained.

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is the parent company’s functional currency and the Group’s presentation currency.  Kiska has operations in Canada, Australia and the United States.  The functional currency of the subsidiary company in each of these countries is also the Canadian dollar.

Transactions in foreign currencies are initially recorded in the functional currency at the respective functional currency rates prevailing at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange ruling at the reporting date.  All differences are taken to profit or loss or other comprehensive income, should specific criteria be met.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Mineral property exploration expenditures

The Group’s mineral property interests are composed of mineral properties owned by the Group and rights to ownership of mineral properties which the Group can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Group’s property ownership and rights to property ownership are described in Notes 6, 18 and 19.

The Group accounts for its mineral property interests whereby all acquisition and exploration costs are charged to operations as incurred, and all property sales and option proceeds received are credited to operations. The Group expenses the acquisition costs as there are currently no identifiable mineral reserves on its property interests and, therefore, there is no basis on which to estimate future cash flows for purposes of assessing the recoverability of those costs. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property.

After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Property and equipment

Items of property and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses.  Where applicable items are sub-divided into component parts based on estimated useful lives.

4. Summary of significant accounting policies (continued)

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs.  The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.  The capitalized value of a finance lease is also included within property and equipment.

Depreciation/amortization

Property and equipment is generally depreciated on a straight-line basis over their estimated useful lives as follows:

Appliances	3 years
Camp structures	3 or 10 years
Computer equipment	3.5 years
Computer software	2 years
Field equipment	3.5-5 years
Leasehold improvements	Term of Lease
Mobile equipment	2.5 years
Office equipment and furniture	8 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognized.  The asset’s residual values, useful lives and methods of depreciation/amortization are reviewed at each reporting period, and adjusted prospectively if appropriate.

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that its property and equipment may be impaired.  If any indication exists, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of a larger CGU.    In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  In determining fair value less costs to sell, recent market transactions are taken into account, if available.  If no such transactions can be identified, an appropriate valuation model is used.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment is recognized immediately in the statement of comprehensive loss.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.  The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in profit or loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase and is recognized through other comprehensive income.

4. Summary of significant accounting policies (continued)

Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Financial assets and financial liabilities are measured initially at fair value plus transactions costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

"

loans and receivables

"

financial assets at fair value through profit or loss

"

held-to-maturity investments

"

available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired.  Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognized in profit or loss are presented within 'finance costs' or 'finance revenue', except for impairment of trade receivables which is presented within 'general and administrative expenses'.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial recognition these are measured at amortized cost using the effective interest method, less provision for impairment.  Discounting is omitted where the effect of discounting is immaterial. The Group's cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

4. Summary of significant accounting policies (continued)

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of a counterparty and other shared credit risk characteristics. The impairment loss estimate is then based on recent historical counterparty default rates for each identified group.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets.  The Group's available-for-sale financial assets include listed securities.  Shares received as option fees or as consideration on the sale of an asset are recorded at the trading value of the shares on a public exchange on the date they are issued

All other available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the investment revaluation reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the investment revaluation reserve to profit or loss and presented as a reclassification adjustment within other comprehensive income. Interest calculated using the effective interest method and dividends are recognized in profit or loss within 'finance revenue'.

Reversals of impairment losses are recognized in other comprehensive income, except for financial assets that are debt securities which are recognized in profit or loss only if the reversal can be objectively related to an event occurring after the impairment loss was recognized.

Financial assets at fair value through profit or loss and held-to-maturity investments

The Group currently does not have any financial assets classified as financial assets through profit or loss or any financial assets classified as held-to-maturity investments.

Financial liabilities

The Group's financial liabilities include trade and other payables.

Financial liabilities are measured subsequently at amortized cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognized in profit or loss.

All derivative financial instruments that are not designated and effective as hedging instruments are accounted for at fair value through profit or loss.  All interest-related charges and, if applicable, changes in an instrument's fair value that are reported in profit or loss are included within 'finance costs' or 'finance revenue'.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a

4. Summary of significant accounting policies (continued)

specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

For arrangements entered into prior to January 1, 2005, the date of inception is deemed to be January 1, 2005 in accordance with the transitional requirements of IFRIC 4 ‘Determining whether an Arrangement contains a Lease’.

Group as a lessee

Operating lease payments are recognized as an operating expense in profit or loss on a straight-line basis over the lease term.

Embedded leases

All take-or-pay contracts are reviewed for indicators of a lease on inception.

Provisions

General

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in profit or loss net of any reimbursement.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost.

Rehabilitation provision

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, restoration, reclamation and re-vegetation of affected areas.

The obligation generally arises when the ground or environment is disturbed at mineral property sites and is subject to government laws and regulations.  When the liability is initially recognized, the present value of the estimated costs is recorded in operations.  Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability.

The periodic unwinding of the discount is recognized in profit or loss as a finance cost. Additional disturbances or changes in rehabilitation costs will be recognized when they occur as a reclamation expense or recovery, with a corresponding increase or decrease to the rehabilitation provision.  For closed sites, changes to estimated costs are recognized immediately in profit or loss.

4. Summary of significant accounting policies (continued)

Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit; and

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, investor or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized

The Group does not recognize the deferred tax asset regarding the temporary difference on the rehabilitation provision.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.  Unrecognized deferred tax assets are

4. Summary of significant accounting policies, (continued)

Deferred income tax (continued)

reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Royalties, resource rent taxes and revenue-based taxes are accounted for under IAS 12 when they have the characteristics of an income tax.  This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income – rather than based on quantity produced or as a percentage of revenue – after adjustment for temporary differences.  For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation.

Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in cost of sales.  Currently, the Company does not pay any royalties nor resource rent taxes that are considered to meet the criteria to be treated as part of income tax. Claim-based payments are included in mineral property expenditures.

Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax except where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Revenue recognition

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty.

The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Group has concluded that it is acting as a principal in all of its revenue arrangements.

4. Summary of significant accounting policies (continued)

Interest revenue

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available for sale, interest income or expense is recorded using the effective interest rate (EIR), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.  Interest income is included in finance revenue in profit or loss.

Share-based employee remuneration

The Group operates equity-settled share-based remuneration plans for its employees. None of the Group's plans feature any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payment are measured at their fair values.  Where employees are rewarded using share-based payments, the fair values of employees' services are determined indirectly by reference to the fair value of the equity instruments granted.  This fair value is measured at the grant date, using the Black-Scholes option pricing model, and excludes the impact of non-market vesting conditions (for example profitability and sales growth targets and performance conditions).

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to the 'share option reserve,' over the period during which the related share-based remuneration vests.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest.  Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable.  Estimates are subsequently revised, if there is any indication that the number of share options expected to vest differs from previous estimates.  Any cumulative adjustment prior to vesting is recognized in the current period.  No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

Upon exercise of share options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares issued and the related share-based compensation included in ‘share option reserve’ are allocated to share capital.

Share-based payments to non-employees

When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in the ‘share option reserve’, in the period in which the goods or services are received or are expected to be received.

Other share-based payments

Shares issued as payment for the acquisition of mineral property interests are recorded at the trading value of the shares on a public exchange on the date they are issued.

4. Summary of significant accounting policies (continued)

Warrants

Share issuances that include a warrant are bifurcated into a share and warrant component for accounting purposes. The warrant component is recorded in the ‘share warrant reserve’ and is transferred to share capital upon exercise of the underlying warrant. The fair values of such warrants are determined using the Black-Scholes option pricing model.

Comprehensive income (loss)

Comprehensive income (loss) comprises the Group’s net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) represents changes in shareholders’ equity during a period arising from non-owner sources and, for the Group, principally includes unrealized gains and losses on available for sale financial assets, net of income taxes. The Group’s comprehensive income (loss), components of other comprehensive income (loss), and accumulated other comprehensive income (loss) are presented in the Consolidated Statement of Comprehensive Loss and the Consolidated Statements of Changes in Equity.

5. Standards issued or amended but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below.  This listing is of standards and interpretations issued, which the Group reasonably expects to be applicable at a future date. The Group intends to adopt those standards when they become effective.  The Group does not expect the impact of such changes on the financial statements to be material.

IFRS 9 Financial Instruments

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and fair value measurement of financial liabilities to address own credit risk. The standard is effective for years beginning on or after January 1, 2015.  The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets.  The Group will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRS 10 Consolidated Financial Statements

IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The standard replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities. The Standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities and redefines “control” more concisely. The adoption of this standard is not expected to have any impact on the financial statements of the Group, nor to redefine current relationships as “controlled”.

5. Standards issued but not yet effective (continued)

IFRS 11 Joint Arrangements

IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The standard supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Venturers. The standard addresses the definition of a joint arrangement and establishes principles that are applicable to the accounting for all joint arrangements.   The adoption of this standard is not expected to have any impact on the financial statements of the Group.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The IFRS requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. The standard integrates and makes consistent the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities, previously required under IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures. The adoption of this standard is expected to require additional disclosures regarding the nature of ownership of the Company’s interest in its subsidiaries, but has yet to be determined by management.

IFRS 13 Fair Value Measurement

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The standard combines in a single standard the definition of fair value, thus improving consistency, sets out a framework for measurement of fair value, and outlines the disclosure requirements for items measured at fair value. Management is assessing the impact of adoption of this standard on the Group.

6. Interests in joint ventures

Interests in jointly controlled assets

Kiska, jointly with other participants, owns certain exploration and production assets.  Kiska’s share is detailed below:

British Columbia

Redton Project

Kiska owns an 85% interest in the Alkali Gold Project (“Redton”).  Redton Resources Inc. holds the other 15% interest and holds a 3% net smelter Royalty (“NSR”) of which 1.5% can be purchased for $6,000,000 (1% for $1,000,000; 0.5% for $5,000,000).  The Takla-Rainbow property which forms part of the Redton Project is subject to a 3% NSR to Lorne Warren which can be purchased for $3,000,000.  Kiska is required to make annual advanced royalty payments of $20,000.

6. Interests in joint ventures (continued)

Tide Property

The Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine. This royalty interest has been transferred to Franco-Nevada Corporation. American Creek Resources Ltd. (“American Creek”) has earned a 51% interest in the property subject to a 1% NSR upon their interest in favour of Serengeti Resources Inc.

Yukon

Boulevard Property

Kiska owns 40% of the Boulevard Property which was staked on behalf of an alliance with AuRico Gold (formerly Northgate Minerals) (60%).

The Company signed an option agreement with Silver Quest Resources Ltd. (“Silver Quest”) whereby Silver Quest can acquire the Company’s 40% interest in the property by making staged cash payments totalling $80,000 (paid $48,000), issuing an aggregate of 400,000 shares (issued 240,000 common shares) and completing exploration expenditures of $3,000,000 over a five year period. The Company retains a 1% NSR on the property, with Silver Quest having the right to buy back 0.5% of the NSR for $750,000. If additional claims are staked within the areas of interest, Silver Quest will issue additional shares and the 1% NSR will be extended to the new claims with the right to Silver Quest to buy back 0.5% NSR for $500,000. In the prior year, the Company has received an additional 100,000 common shares of Silver Quest upon staking new claims within this project area.

Wernecke Breccias

The Company signed an agreement with Fronteer Development Group Inc. (“Fronteer”, now Newmont) to acquire 700 mineral claims covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. Newmont is the operator of the project, with the Company owning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. Additionally, there is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors on some of the claims. A Joint Venture has been formed between Newmont and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

The group has not incurred any contingent liabilities or other commitments relating to these jointly controlled assets.

7. Operating segments

The Group operates in one industry segment, mineral exploration, within three geographic areas: Canada, United States, and Australia. All subsidiaries are operated as one entity with management in common located at the Group’s head office.  There is an inactive subsidiary in Ireland.

Management monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the Group’s financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

Transfer prices between operating segments are determined in a manner similar to transactions with third parties. The accounting policies used internally by the Group in reporting segments are the same as those contained in these accounts.

Three-month period ended March 31, 2012
	Canada	United States	Australia	Other	Consolidated

Revenue
Option fees & project management from mineral property interests	$6,571	$-	$-	$-	$6,571
Other revenue	-	10,012	-	-	10,012
Total Revenue	6,571	10,012	-	-	16,583

Acquisition expenditures	5,340	52,458	-	-	57,798
Exploration expenditures	505,462	337,616	27,820	-	870,898
Depreciation and amortization	16,138	56,672	116	-	72,926
Other Operations, net of depreciation	464,494	280,684	-	660	745,838
Foreign exchange (gain) loss	811,414	(815,493)	594	-	(3,485)
Finance (revenue) expense	(11,080)	230	(164)	-	(11,014)
Loss before income tax	1,785,197	(97,845)	28,366	660	1,716,378
Income tax recovery	(2,558)	-	-	-	(2,558)
Loss for the period	$1,782,640	$(97,845)	$28,366	$660	$1,713,820

Operating assets	$6,451,086	$159,550	$231,147	$-	$6,841,782
Operating liabilities	$(21,455)	$(307,735)	$-	$(22,417)	$(351,607)
Property and equipment	$141,879	$753,453	$-	$-	$895,332
Restricted cash	$141,336	$6,186	$20,848	$-	$168,370

7. Operating segments (continued)

Three-month period ended March 31, 2011
	Canada	United States	Australia	Other	Consolidated

Revenue
Option fees & project management from mineral property interests	$-	$49,274	$(164)	$50,000	$99,110
Other revenue	-	-	-	-	-
Total Revenue	-	49,274	(164)	50,000	99,110

Acquisition expenditures	16,090	52,897	306	-	69,293
Exploration expenditures	628,042	1,744,013	43,701	-	2,415,756
Depreciation and amortization	6,215	62,903	-	-	69,118
Other Operations, net of depreciation	1,504,685	719	9,124	60	1,514,588
(Gain) loss on sale of available-for-sale financial instruments	(126,767)	-	-	-	(126,767)
(Gain) loss on sale of assets	-	-	349	-	349
Foreign exchange (gain) loss	358,623	(240,254)	(189,182)	-	(70,813)
Finance (revenue) expense	(3,951)	-	(155)	-	(4,106)
Loss before income tax	2,382,937	1,571,004	(135,693)	(49,940)	3,768,308
Income tax recovery	-	-	-	-	-
Loss for the period	$2,382,937	$1,571,004	$(135,693)	$(49,940)	$3,768,308

As at December 31, 2011
Operating assets	$8,342,560	$52,837	$189,680	$-	$8,585,077
Operating liabilities	$(306,451)	$(350,935)	$-	$(22,569)	$(679,955)
Property and equipment	$167,813	$771,812	$118	$-	$939,744
Restricted cash	$131,408	$21,602	$20,848	$-	$173,858

8. Discontinued operations

Pursuant to an agreement dated September 17, 2010, Kiska has sold its interest in Minera Geoinformatica (“Minera”), thereby selling its 100% interest in nine of the Mexican properties to Evrim Metals Corporation (“Evrim”) for consideration of a total of 2,000,000 common shares of Evrim plus ongoing performance-based share payments. Kiska has also appointed a representative to the Evrim Board of Directors. The performance-based share payments amount to 10,000 to 50,000 shares per property, depending upon the status of the property, for a period of five years. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale. The Company will also receive a 1,000,000 share payment for every property that is advanced to a positive production decision.

9. Option fees and project management from mineral property interests

Option payments have been received during the three-month period in respect of the Company’s joint ventures, as follows:

	2012	2011

Cash option payments	$-	$99,110
Share option payments	6,000	-
Project management fees	571	-
	$6,571	$99,110

10. Earnings per share

Basic earnings per share amounts are calculated by dividing the loss attributable to ordinary equity holders for the period by the weighted average number of ordinary shares outstanding during the period.

For the three-month periods ended March 31, 2012 and 2011 the Group did not have dilutive potential ordinary shares which would have increased the basic loss per share.

The Group has outstanding options and warrants which could potentially dilute earnings per share in the future.

11. Property and equipment

	Camp Structures	Field Equipment	Mobile Equipment	Appliances	Computer equipment	Leasehold improvements	Office equipment & furniture	Computer Software	Total
Cost
As at January 1, 2011	$513,459	$173,667	$142,958	$124,397	$145,788	$52,358	$62,699	$64,111	$1,279,437
Additions	203,901	128,487	337,093	21,065	24,447	17,941	21,221	157,989	912,144
Written off	(332,437)	-	(28,381)	-	-	-	-	-	(360,818)
As at December 31, 2011	384,923	302,154	451,670	145,462	170,235	70,299	83,920	222,100	1,830,763
Additions	-	-	-	-	-	-	-	28,517	28,517
As at March 31, 2012	$384,923	$301,545	$451,670	$145,462	$170,235	$70,299	$83,920	$251,225	$1,859,279

Accumulated Depreciation
As at January 1, 2011	$(231,043)	$(69,907)	$(113,706)	$(77,965)	$(112,587)	$(22,594)	$(18,439)	$(50,061)	$(696,302)
Depreciation	(88,056)	(60,872)	(46,067)	(41,498)	(11,324)	(20,064)	(24,793)	(150,564)	(443,239)
Written off	237,693	-	10,829	-	-	-	-	-	248,522
As at December 31, 2011	(81,406)	(130,779)	(148,945)	(119,463)	(123,911)	(42,658)	(43,232)	(200,625)	(891,019)
Depreciation	(8,971)	(12,827)	(27,663)	(4,688)	(6,990)	(531)	(2,260)	(8,998)	(72,928)
As at March 31, 2012	$(90,377)	$(143,606)	$(176,607)	$(124,150)	$(130,902)	$(43,189)	$(45,492)	$(209,623)	$(963,947)

Net book value:
At December 31, 2011	303,517	171,375	302,725	25,999	46,324	27,641	40,688	21,475	939,744
At March 31, 2012	$294,545	$157,940	$275,062	$21,312	$39,334	$27,110	$38,428	$41,601	$895,332

12. Trade and other receivables

	March 31, 2012	December 31, 2011

Other receivables	$177,592	$500,757
Project costs	7,196	281,776
	$184,788	$782,533

Other receivables include value-added or other sales taxes due, expense reimbursements due to the Group and accruals for interest receivable.

As at period end, $121,312 of other receivables were past due but not impaired (December 31, 2011 - $144,103).  All other amounts are neither past due nor impaired.

13. Restricted cash

Restricted cash of $168,370 (December 31, 2011 - $173,858) represents project reclamation deposits in favor of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If the work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project to the satisfaction of the regulatory authority, the deposit is released to the Group.

14. Share capital

Authorized ordinary share capital	Unlimited
Authorized for share-based compensation	10% of issued and outstanding shares
Issued and fully paid:

	Number of Shares	Amount

Balance, January 1, 2011	79,502,698	$78,904,726
Issued for cash on short-form prospectus	15,065,000	17,324,750
Allocation of fair value of warrants issued in private placement	-	(4,593,089)
Issued upon exercise of share purchase options including fair value	4,685,861	5,812,598
Share issue costs	-	(1,324,487)

Balance, December 31, 2011 and March 31, 2012	99,253,559	$96,124,498

Fully paid ordinary shares carry one vote per share and carry dividend rights.  Ordinary shares have no par value.

14. Share capital (continued)

Share purchase warrants

Details of changes in warrants and the weighted average exercise prices during the periods presented are as follows:

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2011	8,806,121	$0.99
Granted	7,532,500	1.60
Forfeited	-	-
Exercised	(4,621,700)	0.87
Expired	(25,500)	0.85
Outstanding, December 31, 2011 and March 31, 2012	11,691,421	$1.43

The weighted average share price at the date of exercise of warrants exercised during the previous year ended December 31, 2011 was $1.20.

The weighted average grant-date fair value of warrants granted during the previous year was $0.61 per warrant and was determined using the Black-Scholes option pricing model.  The following warrants are outstanding at March 31, 2012:

Number of warrants	Weighted Average Exercise Price per warrant	Expiry Date	Weighted Average Remaining Life (years)

234,713	$0.82	August 2012	0.63
3,924,208	1.15	August 2012	0.61
7,532,500	1.60	March 2013	1.23
11,691,421	1.43		1.01

15. Employee remuneration

Employee benefit expense

Expenses recognized for employee benefits are analyzed below:

	2012	2011

Wages and salaries	$833,237	$527,343
Social security costs	54,976	38,394
Share-based payments	252,091	1,442,133
Employee benefits	15,462	9,802

	$1,155,766	$2,017,672

Share-based employee remuneration

As at March 31, 2012 and December 31, 2011, the Group maintained an equity settled share-based payment scheme for employee remuneration.

All share-based employee remuneration will be settled in equity, the group has no legal or constructive obligation to repurchase or settle the options.

The Group issues share purchase options to directors, officers and employees of the Company and persons who provide ongoing services to the Group under an incentive share purchase option plan (the “Plan”).  The aggregate number of shares of the Group that may be granted pursuant to the Plan is limited to 10% of the issued and outstanding shares of the Group.  The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan, the number of shares optioned to each grantee and the vesting period.  The exercise price of share purchase options will be no less than the closing price of the shares on the TSX Venture Exchange on the date on which the option is granted.  Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).  Individual grants vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately.

15. Employee remuneration (continued)

Share purchase options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2011	6,034,827	$1.05
Granted	3,715,000	0.98
Forfeited	(360,000)	0.98
Exercised	(64,161)	0.66
Expired	(1,172,859)	1.43
Outstanding, December 31, 2011	8,152,807	0.97
Granted	-	-
Forfeited	(160,000)	0.73
Exercised	-	-
Expired	(95,700)	2.29
Outstanding, March 31, 2012	7,897,107	$0.94

Options exercisable at end of period	6,147,107	$0.97

The weighted average share price at the date of exercise of options exercised during the previous year ended December 31, 2011 was $1.04.

The following options are outstanding at March 31, 2012:

Number of options outstanding	Number exercisable	Exercise price per option	Expiry date	Weighted average remaining life (years)

278,400	278,400	2.24	July 2012	0.29
2,666	2,666	6.90	August 2012	0.34
200,100	200,100	1.84	December 2012	0.70
60,900	60,900	0.98	July 2013	1.29
163,125	163,125	0.17	December 2013	1.72
65,250	65,250	0.25	March 2014	1.92
366,666	366,666	0.45	March 2014	1.92
1,120,000	1,120,000	0.90	December 2014	2.71
100,000	100,000	0.72	February 2015	2.85
250,000	187,500	1.00	June 2015	3.23
1,975,000	1,507,500	0.87	July 2015	3.28
1,340,000	1,035,000	1.35	February 2016	3.88
1,790,000	967,500	0.70	June 2016	4.24
185,000	92,500	0.29	December 2016	4.73

7,897,107	6,147,107			3.23

15. Employee remuneration (continued)

The weighted average grant-date fair value of share purchase options granted during the previous year ended December 31, 2011 was $0.93 per option.  The fair value of options granted were determined using Black-Scholes option pricing model, the principal assumptions used in the valuation are shown below:

	2012	2011

Share price	$ -	$ 0.94
Exercise price	$ -	$ 0.98
Volatility	N/A	247.5%
Risk-free interest rate	N/A	2.19%
Expected life (years)	-	5.0
Expected dividend yield	-	-
Weighted average value of options granted	$ -	$ 0.93

The underlying expected volatility was determined with reference to historical data of the Group’s shares over a period of time on the TSX Venture Exchange.

A total of $252,091 share-based compensation expense has been included in comprehensive loss for the three-month period (2011: $1,442,133) and credited to share option reserve, of which $112,001 (2011: $624,632) is included in mineral property operations.

16. Provisions

Rehabilitation

Balance, January 1, 2012	$181,156

Foreign exchange differences	(5,272)
Balance, March 31, 2012	$175,884

Comprising:
Current	$8,014
Non-current	$167,870

Balance, December 31, 2011
Current	$8,014
Non-currrent	$173,142

16. Provisions (continued)

Rehabilitation provision

The Group’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Group conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Group makes full provision for management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests on a discounted basis.

The undiscounted amount of the estimated cash flows required to settle the obligations, which are expected to be paid over the next four years, is $181,156.  The amount recorded is not discounted as the effect of the time value of money is immaterial.

The rehabilitation provision represents the present value of rehabilitation costs relating to mine sites, which are expected to be incurred up to 2019. These provisions have been created based on the Group’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time.

17. Accounts payable and accrued liabilities

	March 31, 2012	December 31, 2011

Trade payables	$3,165	$203,417
Accrued liabilities	172,559	246,926

	$175,724	$450,343

All trade payables are non-interest bearing and are normally settled on 30-day terms.

18. Mineral property expenditures

The Group’s expenditures on mineral property operations can be characterized as follows:

	2012	2011
Mineral Property Operations
Expenses
Acquisition expenditures	$57,798	$69,293

Exploration expenditures
Aircraft and helicopter	18,576	550,975
Assays and analysis	1,513	1,090
Camp & support	7,967	35,550
Community CSR	32,088	50,933
Contracted support	-	-
Data management and maps	2,735	216
Drilling & trenching	46,555	278,822
Equipment	22,196	26,611
Fuel	6,614	-
Geological and engineering	86,315	291,430
Geophysical surveying	50,793	8,124
Licencing and filing	31,627	190
Materials and supplies	5,932	152,685
Project management	405,509	330,914
Share-based compensation	112,001	624,632
Telephone	9,965	14,807
Travel	27,382	28,977
	867,768	2,395,956

Reclamation obligation	-	19,800
Exploration reimbursements	(5,712)	-
Environmental costs and site preparation	8,842	-
	$870,898	$2,415,756

19. Capital commitments and other contingencies

Operating lease commitments – Group as lessee

The Group has a lease expiring August 31, 2015 for office space occupied by its head office as well as a lease for its Alaskan offices expiring on December 31, 2014.  There are no restrictions placed on the lessee through entering into the leases.  Future minimum payments under non-cancellable operating leases as at the end of the previous fiscal year are as follows:

December 31, 2011

Within one year	$261,152
After one year but no more than five years	647,782
More than five years	-

$908,934

Included in the amounts above is an estimate of future operating costs of $90,720 per year.  Total operating lease expense included in general and administrative expense for 2012 was $54,642 (2011: $52,864).

Mineral property commitments

The Group has mineral property commitments noted below.  A liability has not been recorded for future option or royalty payments. All options are cancellable at the option of the Group without recourse.

British Columbia

Gillis Property

The Group has signed an option agreement effective September 5, 2008 to earn a 100% interest in the Gillis property, subject to a 2% NSR, 1.5% of which may be purchased for $1.5 million. The Group is required to complete aggregate exploration expenditures of $300,000 by September 5, 2012, make cash payments of 2.5% of mineral exploration expenditures and other cash payments totalling $165,000 ($90,000 paid) on or before September 5, 2011 and issue 217,500 common shares within 10 days of announcing a National Instrument 43-101 compliant gold resource of at least 500,000 ounces. The payment due on September 5, 2011 has been deferred through mutual agreement until an interpretation of the 2011 exploration program can be made. The Company paid the vendor $6,250 per month for two months until the determination was made.  As of December 6, 2011 Cayman terminated their option agreement with Kiska on the Gillis property.  Moreover, the Company has elected not to make the final option payment of $75,000 due to the underlying vendor (previously deferred to December 6, 2011), and is assessing its alternatives under the contract.

Kliyul Property

The Group owns a 100% interest in the property, subject to a 1.5% NSR in favour of Rio Tinto Exploration Canada Inc.

19. Capital commitments and other contingencies (continued)

British Columbia - continued

RDN and Grizzly Properties

The Group has acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666. The Group has 100% interest in the LL property (Grizzly), which is contiguous with the RDN property and is subject to an NSR of 2%.  This royalty can be purchased at any time for $2,000,000.

Thorn Property

The Group holds a 100% interest in the Thorn mineral property, subject to a 3.5% NSR to Kohima Pacific Gold Corp. The Group can purchase 2% of the NSR for $3 million. The Group is required to issue an additional 175,000 shares upon commencement of commercial production from the property. Cangold Limited maintains an entitlement to 25% of any cash or share payments received by the Group in the event of a third party partner becoming involved in the exploration and development of the property.  The Group has an option agreement with Brixton Metals Corporation (“Brixton”), granting Brixton an option to earn a 51% interest in the property by spending a minimum $200,000 by December 12, 2011, and $4.8 million in exploration expenditures by December 12, 2014. The agreement was amended on November 9, 2010 to require Brixton to spend a minimum of $1,200,000 by December 31, 2011 (spent).

Williams Property

The Group acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Group is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Group can purchase 0.75% of the NSR for $1 million. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

Quesnel Trough Property

The Group owns a 100% interest in the property and has an option agreement with Xstrata Canada Corporation to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013, spending no less than $250,000 in each calendar year commencing in 2010.

Alaska

Copper Joe Property

On August 31, 2010, the Group signed an option agreement with Kennecott Exploration Company (“Kennecott”) to acquire a 100% interest in the Copper Joe Property by incurring a total of US$5 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Upon completion of a positive National Instrument 43-101 compliant pre-feasibility study, the Company will pay Kennecott a one-time cash payment of US$10 million. Kennecott has a first right of refusal on property assignment or sale subject to a 90 day option exercise period, as well as a 2% NSR on the property. Prior to expending US$2.5 million, the Company will require Kennecott’s consent to divest its rights and interest to a third party.

19. Capital commitments and other contingencies (continued)

Goodpaster Properties

The Group holds a 100% in the Goodpaster properties of which some properties are subject to underlying royalties.  The California Surf property is subject to a 1.75% NSR to Capstone Mining Corporation of which 1% may be bought for $1,000,000.  The Group must also issue 87,000 shares upon obtaining a positive feasibility study for placing any part of the California Surf property into commercial production.  AngloGold Ashanti holds a 2% NSR on the Eagle-Hawk property, 1% of which can be purchased for US$1,000,000 and a 2% NSR on the Er-Ogo-Fire properties, 1% of which can be purchased for US$2,000,000.  During the year, Rubicon Minerals Corporation terminated its option agreement with the Group.

Uncle Sam Property

The Group owns a 100% interest in the Uncle Sam property, subject to an underlying 2% NSR payable to Royal Gold Inc.  The Group has an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the property by making cash payments totalling US$200,000, issuing 1,000,000 common shares to the Group and spending US$2.7 million on exploration over a four year period ending November 1, 2013.

Whistler Property

The Group owns 100% of the Whistler property, subject to a 2% NSR to Kennecott Exploration Company.  Additionally, some of the claims are subject to a 1.5% NSR to the original owner, which can be brought down to 0.5% by a US$10 million buy-down. Moreover, Teck Resources Limited owns a 2% net profit interest (NPI) over some of the claims.

Australia

Lachlan Fold Belt Project

The Group owns 100% of the properties in the Lachlan Fold Belt project subject to an underlying agreement with BWG Mining which requires a cash payment of 5% of exploration expenditures until a decision to mine and includes a 2% NSR, of which 0.5% of this royalty may be purchased for US$1,000,000. The Group has a farm-in agreement with Inmet Mining (Australia) Pty. Ltd. (“Inmet”) giving Inmet the option to earn a 60% interest in the project by funding exploration expenditures of Australian $5 million over a four year period ending December 12, 2012 and making cash payments to the Group of Australian $250,000.

Victoria Goldfields

Effective June 27, 2008, and amended February 2, 2011, the Group signed a letter of agreement for a farm-in and joint venture with Northgate Australian Ventures (now AuRico Gold – “AuRico”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Group can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by June 30, 2012 with a minimum expenditure of A$450,000 in aggregate per year.

Upon the Group earning a 50% interest in one or more properties, AuRico will have the option to earn an additional 10% interest for a total of 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture with the Group or elect not to contribute and allow the Group to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.

20. Related party disclosures

The consolidated financial statements include the financial statements of Kiska and the subsidiaries listed in the following table:

	Country of incorporation	Equity Interest
		2011	2010
Geoinformatics Exploration Australia Pty Ltd (1)	Australia	-	100%
Rimfire Australia Pty Ltd.	Australia	100%	100%
2012860 Ontario Limited (2)	Canada	-	100%
Geoinformatics Exploration Canada Limited	Canada	100%	100%
Rimfire Minerals Corporation	Canada	100%	100%
Geoinformatics Explorations Ireland Limited	Ireland	100%	100%
Minera Geoinformatica (3)	Mexico	-	100%
Geoinformatics Alaska Exploration, Inc.	USA	100%	100%
GXL USA, Inc.	USA	100%	100%
Rimfire Alaska, Ltd.	USA	100%	100%
Rimfire Nevada Ltd.	USA	100%	100%

(1) Until wound up on July 28, 2010.

(2) Until wound up on December 31, 2010.

(3) Until sold to Evrim Resources Corporation on October 7, 2010.

Kiska Metals Corporation is the ultimate parent of the Group.

Transactions with and amounts due from (to) related parties

(a)

Some of the Group’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies partially owned (indirectly) until December 31, 2011 by an officer of the Group. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Group have been separately disclosed as part of ‘due to related party’.  Fees charged to the Group by Equity are on the same basis as those charged by Equity to unrelated third parties.  It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Group from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

During the three-month period ended March 31, 2011, the Group paid Equity $44,000 for providing management services, which has been included in consulting and outsourced services on the Statement of Comprehensive Loss. The Group is no longer related to Equity.

(b)

Directors fees of $30,000 (2011: $20,000) were paid during the three-month period.

(c)

A total of $13,132 (2011: $15,540) was paid to a company controlled by a director for geological consulting services, included in exploration costs.

20. Related party disclosures (continued)

Balances payable are not interest bearing and have no specific terms of repayment. All transactions were incurred in the normal course of operations.

Mineral property interests

One of the officers indirectly owns 11% of a 7.5% to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property.  The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to the Newmont and NVI Mining Ltd, that company retained an NPI of varying amounts depending on the claim group.

Compensation of key management personnel of the Group

	2012	2011

Wages and benefits	$183,119	$115,286
Post-employment pension and medical benefits	11,417	7,608
Share-based payments	93,875	306,656
	$288,411	$429,550

21. Income taxes

The Company’s deferred tax assets and liabilities at the most recent fiscal year end are:

December 31
2011
Deferred tax assets (liabilities)
Mineral property interests	$ 4,228,871
Other assets	111,461
Marketable securities	42,247
Tax loss carry-forwards	21,290,881
25,673,460
Valuation allowance	(25,673,460)
Net deferred tax assets	$ -

21. Income taxes (continued)

At December 31, 2011, the Company has unrecognized losses for income tax purposes of approximately $68,829,000 which may be used to offset taxable incomes of future years. If unused, these losses will expire as follows:

2014	$955,000
2015	2,632,000
2026	5,330,000
2027	8,247,000
2028	14,786,000
2029	8,163,000
2030	11,026,000
2031	17,690,000
$68,829,000

The Company also has unrecognized resource related tax deductions of approximately $8,100,000 available for deduction against future Canadian taxable income, which can be carried forward indefinitely.

In assessing the Company’s ability to utilize deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are or become deductible or during the periods before expiry of the loss carry forwards. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which tax assets are deductible, management currently believes it is probable that the Company will not realize the benefits of the deferred tax assets.

22. Financial risk management objectives and policies

The Group’s principal financial instruments comprise financial liabilities and financial assets. The Group’s principal financial liabilities, other than derivatives, comprise accounts payable and accrued liabilities, and due to related parties. The main purpose of these financial instruments is to manage short term cash flow and raise finance for the Group’s capital expenditure program. The Group has various financial assets such as accounts receivable and cash and short-term deposits, which arise directly from its operations.

Risk exposures and responses

The Group manages its exposure to key financial risks in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets while protecting future financial security. The main risks that could adversely affect the Group’s financial assets, liabilities or future cash flows are market risks, comprising commodity price risk, cash flow interest rate risk and foreign currency risk and liquidity risk and credit risk. Management reviews and agrees policies for managing each of these risks which are summarized below.

The Group’s senior management oversees the management of financial risks. The Group’s senior management is supported by the board of directors (the “board”) that advises on financial risks and the appropriate financial risk governance framework for the Group. The board provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate

22. Financial risk management objectives and policies (continued)

policies and procedures and that financial risks are identified, measured and managed in accordance with Group policies and the Group’s risk appetite. All derivative activities for risk management purposes are carried out by members of management that have the appropriate skills, experience and supervision. It is the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken. At this stage, the Group does not currently apply any form of hedge accounting.

Management reviews each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk, interest rate risk and currency risk. Financial instruments affected by market risk include deposits, accounts receivable, accounts payable, and accrued liabilities.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates on the debt and the proportion of financial instruments in foreign currencies are all constant.

The analyses exclude the impact of movements in market variables on the carrying value of pension and other post-retirement obligations and provisions.  The following assumptions have been made in calculating the sensitivity analyses:

•

The statement of financial position sensitivity relates US dollar denominated accounts

receivables and payables;

•

The sensitivity of the relevant loss before tax item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held at March 31, 2012; and

•

The impact on equity is the same as the impact on loss before tax.

Interest rate risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to its term deposits with varying maturity dates which it utilizes to take advantage of changing interest rates and to ensure that sufficient funds are available when required.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates as determined based on a review of the last two years historical and economic forecaster’s expectations, with all variables held constant, of the Group’s loss before tax through the impact on floating rate borrowings.  The impact on equity is the same as the impact on loss before tax.

Increase/decrease interest rate	Effect on loss before tax for the three-month period ended March 31, 2012 Increase/(Decrease)	Effect on loss before tax for the three-month period ended March 31, 2011 Increase/(Decrease)

+1.0%	$ (57,541)	$ (241,839)
-1.0%	$ 57,541	$ 241,839

22. Financial risk management objectives and policies (continued)

Commodity price risk

The Group is exposed to the risk of fluctuations in prevailing market commodity prices on the mix of mineral products it is exploring for. The Group is currently still in the exploration phase, and, as such, this risk is left unmitigated due to a lack of available mitigating options.

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the respective functional currencies.

The Group manages this risk by maintaining bank accounts in US Dollars and Australian Dollars to pay the related foreign currency expenses as they arise. None of the Group’s income is denominated in currencies other than the functional currency, whereas 82% of costs are denominated in currencies other than the functional currencies of the entities within the Group.

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar rate, with all other variables held constant, of the Group’s loss before tax due to changes in the carrying value of monetary assets and liabilities. The impact on equity is the same as the impact on loss before tax.

Increase/decrease in foreign exchange rate	Effect on loss before tax for the three-month period ended March 31, 2012 Increase/ (Decrease)	Effect on loss before tax for the three-month period ended March 31, 2011 Increase/ (Decrease)

+5%	$(78,766)	$(90,343)
-5%	$78,766	$90,343

The effect of a change in the Australian dollar rate on the Group’s comprehensive loss is negligible.

Liquidity risk

The Group monitors its risk of a shortage of funds through regular monitoring of performance to budgeted expenditures, liquidity ratios and forecasting its financing needs.

The Group’s objective is to maintain sufficient cash on hand sufficient to complete its current work programs and ensure the Group remains a going concern.  As at December 31, 2011, the group had no committed borrowing facilities.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

March 31, 2012	On Demand	<1 year	1-2 years	2-5 years	>5 years	Total
Accounts payable and accrued liabilities	$175,724	-	-	-	-	$175,724
	$175,724	-	-	-	-	$175,724
December 31, 2011
Accounts payable and accrued liabilities	$450,343	-	-	-	-	$450,343
	$450,343	-	-	-	-	$450,343

22. Financial risk management objectives and policies (continued)

Credit risk

The Group trades only with recognized, creditworthy third parties. It is the Group’s policy that all optionees on the Group’s properties are subject to credit verification procedures, which include an assessment of credit rating, short term liquidity and financial position. The Group obtains sufficient collateral (where appropriate) from such parties as a means of mitigating the risk of financial loss from defaults. In addition, accounts receivable balances are monitored on an ongoing basis.  The Group’s exposure to bad debts is not significant.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and  short-term investments,  the Group’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. The Group limits its counterparty credit risk on these assets by dealing only with financial institutions with the highest credit ratings available and with reputable institutions.

Refer to Note 12 for analysis of trade and other receivables aging.

Capital management

The Group considers its capital to include the shareholders’ equity.  The objectives of the Group’s capital management are:

•

to ensure that it maintains a sufficient working capital to conduct its business and maximize shareholder value; and

•

to ensure the Group’s ability to continue as a going concern.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the period ended March 31, 2012 and the period ended March 31, 2011.

The Group monitors capital using liquidity and market ratio analysis. Management also monitors budget to actual performance to ensure sufficient cash on hand exists to complete the Group’s objectives.   The Group is not exposed to any externally imposed capital requirements.

23.  Financial instruments

Fair values

The Group has the following financial instruments carried at fair value:

	Financial instrument classification	Fair Value
		March 31	December 31
		2012	2011
Financial Assets
Arcus Development Group Inc.	Available-for-Sale	$6,500	$5,500
Brixton Metals Corporation	Available-for-Sale	93,500	76,000
Cayman Ventures Corporation	Available-for-Sale	2,250	2,500
Evrim Metals Corporation	Available-for-Sale	270,900	233,275
Solace Resources Corp.	Available-for-Sale	2,000	2,000
Laurion Minerals Exploration	Available-for-Sale	30,000	30,000
Millrock Resources Inc.	Available-for-Sale	210,000	247,500
New Gold Inc. (1)	Available-for-Sale	141,840	-
Independence Gold Corp. (1)	Available-for-Sale	12,266	-
Silver Quest Resources Ltd.	Available-for-Sale	-	169,600
		$769,256	$766,375

(1)  The Group exchanged a total of 160,000 common shares of Silver Quest Resources Ltd. for 14,400 common shares of New Gold Inc. and 53,332 common shares of Independence Gold Corp. on January 3, 2012.

All of financial assets classified as available-for sale were designated as such on initial recognition. Unrealized gains or losses are recorded in other comprehensive income.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments which are measured at fair value by valuation technique:

Level 1:

Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:

Other techniques for which all inputs have a significant effect on the recorded fair value that are not observable, either directly or indirectly.

Level 3:

Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

All financial instruments measured at fair value use level 1 valuation techniques in each period, being the closing bid price of the shares as quoted on a public exchange, or, where not quoted, as determined by the share of fair values of the underlying net assets of the investee.

The following table summarizes the classification of the Company’s marketable securities within the fair value hierarchy at March 31, 2012:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Public securities	$ 769,256	$ -	$ -	$ 769,256
Private security	-	-	-	-
	$ 769,256	$ -	$ -	$ 769,256

23.  Financial instruments (continued)

There were no other transfers between levels of the fair value hierarchy during the period.

The following table summarizes the classification of the Company’s marketable securities within the fair value hierarchy at December 31, 2011:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Public securities	$ 766,375	$ -	$ -	$ 766,375
Private security	-	-	-	-
	$ 766,375	$ -	$ -	$ 766,375

The aggregate fair value of investments with unrealized losses and the aggregate amount of the unrealized losses are:

Unrealized Loss Position for less than 12 months	Fair Value	Unrealized Losses
March 31, 2012 – Public securities	$ 578,166	$ (404,273)
December 31, 2011 – Public securities	$ 561,275	$ (408,100)

There are six (December 31, 2011: five) investment positions in an unrealized loss position, all of which are publicly traded securities. These investments have been in an unrealized loss position for less than 12 months, and the temporary impairment has been determined to be due to current market conditions and therefore is included in other comprehensive loss.

24.  Events after the reporting period

There are no events subsequent to the date of these consolidated financial statements that require additional disclosure.

The accompanying notes form an integral part of these consolidated interim financial statements

3